November 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Kate Tillan and Michelle Miller

Re:	Digihost Technology Inc. Form 20-F for the Fiscal Year Ended December 31, 2023 Response Letter dated August 30, 2024 File No. 001-40527

Dear Mses. Tillan and Miller:

This letter is being furnished on behalf of Digihost Technology Inc. (the “Corporation” or “Digihost”) in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission” and, the staff of the Commission, the “Staff”) by letter dated November 13, 2024 (the “Letter”) relating to the Corporation’s annual reports on Form 20-F for the fiscal years ended December 31, 2022 and December 31, 2023 (the “2023 20-F”). The responses contained herein are keyed to the numbers of the comments in the Letter, which appear in italics below for convenience. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2023 20-F, and all dollar amounts are expressed in United States dollars (“USD” or “$”).

Form 20-F for the Fiscal Year Ended December 31, 2023

General

1.	In your comment letter responses 2, 8, 10 and 12 in your letter dated December 22, 2023 and 1 and 4 in your letter dated August 30, 2024, you agreed to enhance certain disclosures in future filings. Based on review of your 20-F for the period ending December 31, 2023 filed September 16, 2024, we are unable to find the enhanced disclosures. Please confirm that you will revise your disclosures in future filings as agreed.

Response: The Corporation acknowledges the Staff’s comments and confirms that it will revise disclosures in future filings as agreed.

Consolidated Statements of Comprehensive Income (Loss), page F-3

2.	We note that revenue includes amounts from (i) digital currency mining, (ii) colocation services, (iii) sale of electricity, and (iv) sale of energy. You present cost of digital currency mining and subtract that total amount from total revenue to determine your gross profit (loss) for each period. Please respond to the following:

●	Tell us whether the cost of digital currency mining includes the costs related to your revenues from colocation services, sale of electricity, and sale of energy.

●	If the related costs are included, tell us your consideration of revising the presentation to clearly reflect the nature of the costs included.

November 27, 2024

●	If the related costs are not included, tell us why the costs are not included in your calculation of gross profit and explain how you considered IAS 1 in your presentation of gross profit.

Response: The Corporation respectfully confirms that the cost of digital currency mining includes the costs related to its revenues from colocation services, sale of electricity, and sale of energy. The Corporation will evaluate and, where appropriate, include additional language regarding the nature of expenses specifically included in cost of revenue in future filings.

Consolidated Statements of Cash Flows, page F-4

3.	We note your response to prior comment 10 and are unable to agree. Please revise to classify cash payments for and cash receipts from the purchase and sale of intangibles and or digital assets as investing activities consistent with the requirements of IAS 7.16 (a) and (b).

Response: The Corporation acknowledges the Staff’s comment but continues to conclude that the classification of proceeds from the sale of digital assets as operating activities is supported by the “nearly immediately” conversion criterion outlined in IAS 7. Digital assets, received as part of the Corporation’s ordinary business activities, are typically converted into cash shortly after receipt. While the Corporation may hold digital assets for a brief period, the intention is to liquidate them for cash in the near term after they are received or mined, aligning with the criterion where assets behave similarly to cash or cash equivalents. As these assets are integral to the Corporation’s revenue-producing operations and are disposed of in the normal course of business, their sale proceeds represent operating cash flows rather than investing activities.

Note 2. Material Accounting Policies
Revenue Recognition, page F-9

4.	We note that you received bitcoin from a mining operations agreement, colocation services agreements and electricity sales agreements. Please address the following with a view towards enhanced disclosures in future filings:

●	Tell us where your mining operations agreement revenue is recognized in your statements of comprehensive income.

Response: The revenue from the Corporation’s mining operations agreement is recognized as sale of electricity revenue.

●	Provide us with a summary of your colocation service and electricity sales agreements, including the rights and obligations of each party, and tell us the related amounts recognized in your financial statements.

Response: The Corporation recognizes revenue from its colocation services when it satisfies performance obligations by transferring the control of services, which include power provision and space rental, to customers. Revenue is recognized monthly in an amount that reflects actual power consumption, as per contractual terms, and any fixed maintenance fees are recognized over time as services are rendered to customers, aligning the recognition of revenue with the delivery of services. The transaction price for colocation services includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

November 27, 2024

A summary of these agreements is as follows:

●	The Corporation will (i) provide hosting services at the premises per the terms of the agreement to company X for the purpose of operating an up to Y MW bitcoin mining system, and (ii) provide services to maintain the premises and the operation of the miners throughout the term of the agreement.

●	Throughout the term of the agreement, the Corporation shall be responsible for and shall maintain ownership and control of the premises. The Corporation will provide power and management services necessary to provide a ninety-five (95%) percent uptime on the miners, providing for no more than ten (10) days of downtime per year in order to perform necessary maintenance on the Corporation’s power system or as legally required by federal, state, and other controlling regulatory bodies.

●	Power Cost: Company X shall be charged a Power Cost equal to company X’s share of actual costs and expenses incurred by the Corporation at the premises for the purposes of providing power to the miners, paid on a pass-through basis, due on the first (1st) of each month, with adjustments made to each next month’s payments such that only actual accrued and documented power costs are incurred by company X. The Corporation shall provide company X with an itemized and detailed breakdown of all Power Costs each month in sufficient detail to company X’s satisfaction. Amounts are settled on a monthly basis in cash.

●	The Corporation shall also be entitled to Z percent (Z%) of the profit generated by the miners, which is a structured profit-sharing arrangement. The profit share shall be accounted for and paid according to the following method: (A) total hash rate per calendar month (calculated through daily hash log) (B) less Power Cost, maintenance cost, service cost and all costs, expenses, or fees incurred under the agreement related to the operation of company X’s miners or otherwise, (C) multiplied by Z percent (Z%). Amounts under that part of the agreement are settled in bitcoin.

Colocation services revenues of $1,675,269 are recognized in the financial statements.

The Corporation recognizes revenue from the sale of electricity when it has satisfied its performance obligation, which occurs as the electricity is provided to the customer. The Corporation supplies the requisite power and ancillary operational functions in order for the digital currency mining equipment on its property to run efficiently outside of its facilities. Revenue is recorded monthly based on the actual consumption of energy by the customer, at the price determined by the contract. This reflects the Corporation’s performance and the customer’s consumption benefits, with variable consideration being recognized in the period it is due. The transaction price for sale of electricity includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

Under the agreement, the Corporation is providing a portion of its power capacity available to a customer in exchange for payment of the energy costs incurred by the customer’s running of machines at one of the Corporation’s facilities. This portion of the agreement is settled in cash on a monthly basis. Additionally, the Corporation is entitled to receive 10% of the generated hashrate rewards from the customer’s running of its machines at the Corporation’s location. This portion of the agreement is settled in bitcoin on a monthly basis. This information is easily attainable based on incurred power costs and rewards generated on the blockchain from machines being run and reviewed by both parties.

Sale of electricity revenues of $3,037,393 are recognized in the financial statements.

●	Tell us how revenues recognized of $1.7m and $3 million from colocation service and for electricity sales, respectively, reconcile to the bitcoin received of $.2 million and $.5 million as disclosed in your digital asset rollforward on page F-18.

Response: A portion of the revenue recognized from colocation services and for electricity sales were settled in bitcoin. The respective amounts are present in the digital asset rollforward on page F-18 and are included in the revenues recognized of $1.7 million and $3 million from colocation service and for electricity sales, respectively, with the remaining amounts having been settled in cash.

November 27, 2024

●	Tell us how amounts under the terms of the colocation service and electricity sales agreement are determined and settled.

Response: See answer previously provided immediately above.

●	We note you previously had lease and hosting agreements until February 2023. Explain to us the differences in the services you now provide under the mining operations agreement and colocation services and electricity sales agreements compared to prior lease and hosting agreements.

Response: The services provided under the Corporation’s current agreements were comparable to those under the prior lease and hosting agreements, which were in effect until February 2023. A summary of the key distinctions is as follows:

1.	Prior lease and hosting agreements:

○	These agreements primarily involved leasing space and equipment hosting services. Under these arrangements:

■	The Corporation provided physical space within its facilities for third-party mining equipment.

■	Maintenance and operational support services were included to ensure that customer equipment operated efficiently.

■	Customers retained ownership of their mining equipment and were responsible for their mining operations, including pool participation.

■	Electricity costs were generally passed through to customers as part of the hosting fee structure, without any significant markup.

2.	Current mining operations agreement:

○	Under the mining operations agreement:

■	The Corporation directly operates mining equipment to mine cryptocurrencies on behalf of the entity.

■	This model shifts the focus from hosting customer-owned equipment to actively managing mining operations, including the optimization of mining activities based on market conditions and network factors.

■	Revenue is primarily derived from cryptocurrency mining rather than service fees.

3.	Current colocation services agreement:

○	Colocation services now provide customers with:

■	Physical space and infrastructure similar to the prior hosting agreements, but with a more comprehensive offering, including enhanced cooling, network support, and security measures.

■	Greater emphasis on scalability and flexibility for customers who wish to expand their operations without additional capital investments in infrastructure.

■	A value-added service model where the Corporation may also assist in miner procurement, setup, and performance monitoring.

November 27, 2024

4.	Electricity sales agreements:

○	These agreements involve selling electricity directly to customers:

■	Customers may purchase power independently of other services, allowing them to manage their mining operations autonomously.

■	This arrangement offers more transparency and control to customers over energy consumption and costs compared to the bundled pricing in prior hosting agreements.

■	The direct sale of electricity allows the Corporation to optimize utilization of its energy capacity and create a separate revenue stream.

Digital Currencies, page F-10

5.	In future filings please disclose the method used to compute gains and losses (for example, first-in first-out).

Response: The Corporation acknowledges the Staff’s comment and confirms it will disclose such information in its future filings where appropriate.

Note 3. Digital currencies, page F-18

6.	We note your response to prior comment 7 and that as of June 27, 2024, miner lease agreements in place expired with no plans for the parties to pursue new agreements. Please address the following:

●	You disclosed in a 6-K on March 5, 2024 that you had signed a multi-year hosting agreement with one of the world’s leading manufacturers of digital currency mining servers. Tell us if this agreement was an extension of agreements and with parties in place during fiscal 2023.

Response: The Corporation confirms that the agreement referenced in the Form 6-K filed on March 5, 2024 is with a new separate party and not an extension of prior agreements and does not involve counterparties in place during fiscal 2023.

●	You disclosed in a 6-K on June 11, 2024, that you entered into a transformative profit-sharing agreement with a strategic partner, whereby Digihost will receive 60% of the daily Bitcoin mining rewards earned from the S21 Miners in exchange for providing the agreed upon capacity and electrical infrastructure support. Tell us if this agreement is an extension of agreements and with parties in place during fiscal 2023.

Response: The Corporation confirms that the agreement referenced in the Form 6-K filed on June 11, 2024 is a new agreement with one of the parties the Corporation engaged with in during fiscal 2023, but that new agreement is not an extension of an agreement with parties that was in place during fiscal 2023.

* * * * *

November 27, 2024

In connection with responding to the Staff’s comments, the Corporation acknowledges that it and its management are responsible for the accuracy and adequacy of the disclosures in the Corporation’s filings, notwithstanding any review, comments, action or absence of action by the Staff.

The Corporation believes that the responses above fully address the comments contained in your Letter. If you have any questions regarding the 2023 20-F or the above responses, please contact the undersigned at 607-760-7870 or paul@digihostblockchain.com or Alyse A. Sagalchik of the Corporation’s U.S. counsel Katten Muchin Rosenman LLP at 312-902-5426 or alyse.sagalchik@katten.com.

Sincerely,

/s/ Paul Ciullo
Paul Ciullo
Chief Financial Officer